

July 18, 2012

Via E-mail
H. Kerr Taylor
Chairman, President and Chief Executive Officer
AmREIT, Inc.
8 Greenway Plaza, Suite 1000
Houston, TX 77046

> **Re: AmREIT, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-11**
> **Filed July 16, 2012**
> **File No. 333-175663**

Dear Mr. Taylor:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Report of Independent Registered Public Accounting Firm, page F-29

1.   We note your audit report is unsigned by your independent registered public accounting firm pending consummation of transaction referred to in Note 2.   Please provide a signed audit report in your next amendment or before effectiveness. Reference is made to Rule 2-02(a) of Regulation S-X.

Exhibits

2.   Please file your new, unsecured revolving credit facility as an exhibit prior to effectiveness. Refer to Item 601(b)(10) of Regulation S-K.

Exhibit 8.1

3. Please revise the tax opinion to state that the since 2008 the company has operated in a manner that enabled it to satisfy the requirements for qualification and taxation as a REIT and that the proposed method of operation as described in the registration statement will enable the company to continue to satisfy the requirements for qualification and taxation as a REIT.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Wilson Lee at (202) 551-3468 or Dan Gordon at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Adam F. Turk at (202) 551-3657 or me at (202) 551-3852 with any other questions.

Sincerely,

/s/ Michael McTiernan

Michael McTiernan
Assistant Director

cc: John A. Good
        Bass, Berry & Sims PLC